EXHIBIT 99.3

August 28, 2003

Board of Directors
Valley Ridge Financial Corp.
450 W. Muskegon
Kent City, MI 49330

Attn: Mr. Richard L. Edgar

Dear Board of Directors:	PRIVATE & CONFIDENTIAL

Valley Ridge Financial Corp. ("Valley" or the "Company") has engaged Donnelly Penman & Partners ("DP&P") to render its opinion (the "Opinion") with respect to the fair market per share value of the Company's common stock as of June 30, 2003 for purposes of evaluation of a going private transaction.

DP&P is a regional investment banking firm of recognized standing. As part of our investment banking services, we are regularly engaged in the valuation of corporate entities on a stand-alone basis or in connection with capital raising and merger and acquisition transactions. No limitations were imposed by the Company upon DP&P with respect to the investigations made or procedures followed by DP&P in rendering its Opinion.

In arriving at our Opinion, we have:

I.	Reviewed the Annual Reports of the Company for the years ended December 31, 1999 through 2002 as well as interim financials through June 30, 2003;

II.	Reviewed reports from the Board of Directors meeting on July 31, 2003;

III.	Compared certain financial characteristics of the Company to certain publicly held companies we deemed relevant;

IV.	Reviewed current banking industry conditions and trends concerning the valuation of recent mergers and acquisitions;

V.	Conducted discussions with the senior management of the Company concerning the business and future prospects of the Company;

Mr. Richard L. Edgar
August 28, 2003

VI.	Prepared a discounted cash flow analysis of the Company based on projections derived from discussions with and deemed reasonable by management of the Company; and

VII.	Reviewed such other financial and industry data, performed such other analyses and taken into account such other matters as we deemed necessary or appropriate.

In connection with rendering its Opinion to Valley, DP&P performed a variety of financial analyses, which are summarized below. DP&P believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying DP&P's Opinion. DP&P arrived at its Opinion based on the results of all the analyses it undertook, assessed as a whole, and it did not draw conclusions from or with regard to any one method of analysis. The preparation of a valuation is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description.

DP&P did not make or obtain any independent evaluation, valuation or appraisal of the assets or liabilities of Valley, nor were we furnished with such materials. DP&P has not reviewed and individual credit files of the Company and has assumed, without independent verification, that the reported allowances for credit losses are adequate to cover such losses.

With respect to the comparable company analysis and comparable merger transaction analysis summarized below, no public company utilized as a comparison is identical to Valley, and such analyses necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of the financial institutions and other factors that could affect the acquisition or public trading values of the financial institutions concerned. The forecasted financial information furnished by the Company's management contained in or underlying DP&P's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including without limitation factors related to general economic and competitive conditions. In that regard, DP&P assumed, with the Company's consent, that the financial forecasts had been reasonably prepared by management on a basis reflecting the best currently available judgments of management, and that such forecasts will be realized in the amounts and at the times contemplated thereby.

Estimates of values of financial institutions or assets do not purport to be appraisals or necessarily reflect the prices at which financial institutions or their securities actually may be sold. Accordingly, actual results could vary significantly from those assumed in the financial forecasts and related analyses. None of the analyses performed by DP&P were assigned a greater significance by DP&P than any other.

Mr. Richard L. Edgar
August 28, 2003

COMPANY BACKGROUND

In 1907, a partnership known as Kent City Banking Company was started. The original capital of the Bank totaled $10,000. This partnership was converted to a banking corporation known as the Kent City State Bank in 1910. In 1949, the Bank officially changed its name to Kent City State Bank. The Bank expanded by opening branches in Ravenna (1978), Egleston (1982), Sparta (1989) and Coopersville (1990). In March of 1989, a one bank holding company, Valley Ridge Financial Corp., was formed

On December 6, 1996, Kent City State Bank merged with Grant State Bank, becoming Valley Ridge Bank. The merger added locations in Grant and Newaygo to the expanding service area. In August of 1997, a supermarket branch was opened in the Houseman's grocery store located in White Cloud. In the summer of 1998, the bank moved into its newly constructed headquarters building in Kent City. On April l, 2002 the bank opened its ninth location with the addition of the Fremont branch.

The Bank's loan and deposit accounts are primarily with customers located in Western Michigan, within the counties of Kent, Ottawa, Muskegon and Newaygo. The Bank also owns all of the outstanding stock of three subsidiaries, Valley Ridge Realty, Inc., Valley Ridge Mortgage Company and Valley Ridge Financial Services, Inc. In June of 2002, Valley Ridge Realty, Inc. sold substantially all of its assets to a third party and ceased operations. The primary business of these subsidiaries are mortgage banking and insurance. Substantially all revenues are derived from banking products and services.

As of June 30, 2003, Valley had 956,014 outstanding shares of common stock and 11,195 exercisable options. Net Income for the twelve months ended June 30, 2003 was $2.12 million, representing basic and fully diluted earnings per share of $2.22. Book value as of June 30, 2003 was $20.07 million and tangible book value was $19.63 million, representing per share values of $20.99 and $20.54, respectively.

INDUSTRY OVERVIEW

Commercial, retail and mortgage banking are highly competitive businesses in which the Company receives competition from both bank and non-bank institutions. As a result of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the Gramm-Leach-Bliley Act of 1999, the number and types of depository institution competitors have substantially increased.

Valley faces increased competition from finance companies, credit unions and bank and non-bank mortgage lenders. These companies may offer higher lending limits and other non-traditional services that Valley does not currently offer. Some of the Company's competitors also can leverage greater resources in order to gain a larger business presence within Valley's target service areas.

Mr. Richard L. Edgar
August 28, 2003

While being relatively small can be a disadvantage, there are certain potential benefits as well. Community banks that make customer service a priority may be able to gain an advantage with customers in their local market that feel neglected by the larger banks. Because the larger banks often seek large homogenous markets and products, niche opportunities are created for smaller institutions that seek to fill the needs of the underserved. Also, the relative difference in size can often correspond to a more agile management team that can respond more quickly to the ever changing competitive environment.

ECONOMIC OVERVIEW

Reports from the Federal Reserve Districts, as outlined in the June 11, 2003 Federal Reserve "Beige Book,"1 indicate that economic growth generally remained slow to and uneven despite the recent modest improvement observed by a few Districts.

Lending activity continued to increase, mostly for refinancing residential mortgages. The Chicago District reports that many households appear to be taking advantage of refinancing to pay down other debt, which is limiting growth in credit card balances. Business lending increased in the Dallas, Cleveland, and Philadelphia Districts, but was weak in the Atlanta and Chicago Districts and in most of the San Francisco District. The Richmond District reports no signs of a pickup in commercial lending any time soon.

Most Districts reported little change in loan delinquencies. The Cleveland District noted a few reports that credit quality had slipped, and bankers in the Philadelphia District expect commercial loan quality to slip in the second half of the year because revenue growth for many business borrowers has been weaker-than-expected. However, the Chicago District indicated that the credit quality on commercial loans was improving modestly, while the San Francisco District reported that the credit quality of bank loans was generally stable to slightly improved. A mild increase in residential mortgage foreclosures was reported in the Atlanta District, while the Dallas District reported a May spike in home foreclosures in the Dallas-Fort Worth area. Banks in the St. Louis District reported that they had tightened lending standards for small firms.

The Livingston Study,2 based on survey responses of 28 participants from banking, industry, academia and trade associations, forecasts economic recovery in 2003 in its December 2002 report. The results of this most recent release project real Gross Domestic Product ("GDP") growth of 2.8% in the first half of 2003 followed by a strengthening in the second half of 2003 to 3.6%. The unemployment rate is expected to remain at 5.9% from December 2002 to June 2003; and then decline to 5.5% by the end of 2003. Interest rates on three-month Treasuries are expected to increase to 1.5% by June 2003, to 2.1% by December 2003 and to end 2004 at 3.2%. Long-term interest rates are also expected to increase in 2003 but at a less drastic pace than the

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1 Summary of Commentary on Current Economic Conditions by Federal Reserve District, June 11, 2003.
2 www.phil.frb.org/econ/liv/index.html

Mr. Richard L. Edgar
August 28, 2003

short-term rates. For example, the interest rate on 10-year Treasury notes is approximately 4.1% as of December 2002. The survey participants expect the 10-year Treasury notes to increase throughout 2003 and 2004, reaching 5.3% at the end of 2004. The participants' view of the long-term inflation and output growth has been fairly steady during 2002. It is their collective belief that real GDP will grow 3.2% over the next 10 years, while inflation will average 2.5% over the same time period. The result of the current economic malaise has been a reduction in after-tax corporate profits, which declined approximately 4.3% in 2002 when compared to the 2001 levels. However, after-tax profits are expected to rebound strongly in 2003 at an anticipated growth rate of 12.3%. The anticipated corresponding stock price increase is projected to lag the rebound in earnings quite significantly. The respondents to this survey anticipate a slow rise in stock price levels (as measured by the S&P 500 Index) through the end of 2004 with a 29% growth from December 31, 2002 to December 31, 2004.

VALUATION METHODOLOGY

The following is a brief summary of the analyses performed by DP&P in connection with its Opinion:

(a)          Analysis of Comparable Acquisition Transactions. DP&P analyzed bank/thrift acquisition transactions announced and/or completed since January l, 2000. Each selling bank/thrift was located in Illinois, Indiana, Michigan or Ohio, had total assets greater than $100 million and less than $500 million and a latest twelve months ("LTM") return on average equity greater than 10.0% and less than 15.0%. This analysis provided an approximate median multiple of 1.77 times price to book value, 1.77 times price to tangible book value and 17.06 times LTM earnings per share. Applying the median multiple for price to book value of 1.77 times to Valley's June 30, 2003 book value per share of $20.99 results in an implied value per share of $37.15. Using the same methodology, the values implied by applying the relevant multiples to Valley's tangible book value per share at June 30, 2003 of $20.54 and fully diluted earnings per share for the twelve months ended June 30, 2003 of $2.22 were found to be $36.36 per share and $37.87 per share, respectively.

DP&P notes that no selling bank/thrift reviewed was identical to the Company and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the parties to the transactions being compared.

(b)          Analysis of Selected Comparable Companies. DP&P compared selected operating results of Valley to a select group of Midwest publicly traded commercial banks and thrifts. The comparable set were located in Illinois, Indiana, Michigan or Ohio, had total assets greater than $100 million and less than $500 million and a LTM return on average equity greater than 10.0% and less than 15.0%. The selected group had approximately the following median values: $241 million in total assets, $22.4 million in total equity, a total risk-based capital ratio of 15.10%, LTM return on average assets of 1.13%, LTM return on average equity of 11.50% and a LTM

Mr. Richard L. Edgar
August 28, 2003

efficiency ratio of 59.38%. This analysis provided valuation benchmarks including the median price multiples of 1.31 times book value, 1.38 times tangible book value and 12.54 times LTM earnings per share. Applying the median price to book value multiple resulted in an implied per share value of $27.50 for Valley. Using the same methodology, the implied values provided by application of the relevant multiples to Valley's June 30, 2003 tangible book value and LTM fully diluted earnings per share were found to be $28.35 per share and $27.84 per share, respectively.

No bank/thrift used in the above analyses as a comparison is identical to Valley. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of Company and the banks and thrifts to which it is being compared.

(c)          Discounted Cash Flow Analysis. DP&P prepared a discounted dividend stream analysis of Valley, which estimated the future after tax cash flows that the Company might produce over the five-year period from January 1, 2003 through December 31, 2007. These estimates were derived from discussions with and deemed reasonable by Valley's management team. The estimates assumed that Valley's pre-tax earnings would grow at a compound annual growth rate of approximately 5.8% from 2002 to 2007. DP&P further assumed, with management's guidance, that the Company would make dividend payouts of 37.0% throughout the projection period. These dividend cash flows were then discounted to a present value using a discount rate of 12.0%, chosen to reflect the relative risk that holders of the common equity would be subject to given the Company's operations and the current economic environment. DP&P also estimated the residual value for Valley's common stock using a price to tangible book value multiple of 1.90 times, which is based on the average multiples of tangible book value for 2001 and 2002 for Midwest bank acquisitions per SNL Financial LP. This multiple is applied to the Company's estimated tangible book value at December 31, 2007 of $25.7 million. The discounted cash flow analysis implied a value of $33.56 per fully diluted share for Valley's common stock. For analytical purposes, DP&P considered the impact of all outstanding options being exercised as of June 30, 2003. This analysis does not purport to be indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. DP&P included this analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

(d)          Historical closing stock prices and trading volumes. DP&P analyzed market prices and trading volumes from January 1, 2003 to June 30, 2003 to determine the relevancy of the current market value for purposes of this Opinion. A listing of each trading day identifying closing stock price as well as daily trade volume is contained in Section G of this report. Valley's common stock trades under the symbol VYRG on the "pink sheets." A company whose shares are traded on the so-called "pink sheets" is commonly one that does not meet the minimal criteria for capitalization and number of shareholders that are required by the NASDAQ, OTC and most

Mr. Richard L. Edgar
August 28, 2003

other exchanges. The closing price on June 27, 2003, the last trading day prior to the Valuation Date of June 30, 2003 was $30.50 per share. Total volume for the day was not available.

(e)          Net Book Value. The net book value or net equity method implies that a company is worth its accumulated retained earnings, or deficit, plus its original capitalization. Net book value is primarily an amount arrived at over a company's existence which reflects accounting history expressed in unadjusted dollars and not the company's potential.

In most going concerns with a viable future it can be demonstrated that these companies would change hands for more than net book value. Book value is only of importance to the extent it provides an adequate base for the continuance of operations. In most instances where a company earns a significant return on its assets (both tangible and intangible), the net book value approach is not representative of the company's intrinsic business value. We have reviewed the book value of the Company's assets in limited detail and have found net book value to be $20,066,726, or $20.99 per share as of June 30, 2003.

CONCLUSION

Our Opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to the Board of Directors of the Company or the Company's existing holders of Common Stock. This Opinion has been prepared for the confidential use of the Board of Directors and senior management of the Company and may not be reproduced, summarized, described or referred to or given to any other person without DP&P's prior written consent. Our Opinion is limited solely to the value of the Company's common stock as of June 30, 2003 given the relevant market and company specific information available at the present time.

DP&P will typically utilize either a marketability or minority discount, or combination thereof, to value a minority share of a relatively illiquid company on a comparable basis. No such discounts have been applied to Valley's common stock in this valuation. If such a discount were applied, it would result in valuation that would be significantly lower than the value assigned below.

On the basis of, and subject to, the foregoing, we are of the opinion that, as of June 30, 2003, the fair market value of the Company's common stock is $32.50 per share.

Sincerely,

DONNELLY PENMAN & PARTNERS